Exhibit 99

August 19, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation of revision in credit rating

We wish to inform that S&P Global Ratings has upgraded the Bank’s (issuer) credit rating and outlook to BBB/Stable/A-2 from BBB-/Positive/A-3, subsequent to the upward revision in the sovereign credit rating on India to ‘BBB/Stable/A-2’ from ‘BBB-/Positive/A-3’.

Further, the Bank’s standalone credit profile (SACP) has been maintained at “a-”.

This is for your information and appropriate dissemination.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight